CPI AEROSTRUCTURES, INC. SD

EXHIBIT 1.01

CPI Aerostructures, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2023

This Conflict Minerals Report (“Report”) for the year ended December 31, 2023 has been prepared by the management of CPI Aerostructures, Inc. (hereinafter referred to as “CPI Aero”, “we”, “us” or “our”) and is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. Rule 13p-1 was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and imposes reporting obligations on registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals, for purposes of Rule 13p-1, are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”) for the purposes of this Report.

If any conflict minerals are necessary to the functionality or production of products manufactured, or contracted to be manufactured by CPI Aero, Rule 13p-1 requires us to conduct a good faith Reasonable Country of Origin Inquiry (“RCOI”) that is designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”), or are from recycled or scrap sources.

Business Overview

CPI Aero is a manufacturer of structural assemblies, integrated systems, and kitted components for the domestic and international aerospace and defense (“A&D”) markets. Our products are generally used by customers in the production of fixed wing aircraft, helicopters, electronic warfare systems, intelligence, surveillance, and reconnaissance systems, missiles, and other sophisticated A&D products. We are primarily a Tier 1 supplier to Original Equipment Manufacturers (“OEMs”). We are also a Tier 2 supplier to larger Tier 1 manufacturers and a prime contractor to the United States (“U.S.”) Department of Defense, primarily the U.S. Air Force. Our products are used by OEMs within both commercial aerospace and national security markets. In addition to our assembly operations, we provide manufacturing engineering, program management, supply chain management, kitting, and maintenance repair and overhaul (“MRO”) services to the aerospace and defense industry.

CPI Aero was incorporated in the state of New York in 1980. Our principal executive offices are located at 91 Heartland Blvd., Edgewood, NY 11717. As of December 31, 2023, we had 203 full-time employees.

Products and Supply Chain Overview

As a producer of aerostructure components, we are aware that some of our products may contain 3TG that is necessary to their functionality or production. Our products include airborne pod assemblies and other aerosystem assemblies, aircraft door assemblies, wing components, engine nacelle assemblies, control surfaces, aircraft door lock mechanisms, welded assemblies, electrical wiring harnesses, as well as other structural and mechanical assemblies. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

We rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from upstream suppliers. There are multiple tiers between the 3TG mines and our direct suppliers. CPI Aero does not purchase 3TG directly from mines, smelters or refiners.

RCOI and Due Diligence

Our due diligence processes and efforts have been developed in conjunction with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. The OECD Guidance calls for diligence measures to (i) establish strong company management systems, (ii) identify and assess risk in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain, and (v) report on supply chain due diligence.

Establish Strong Company Management Systems

CPI Aero has established a management system for conflict minerals. We developed and implemented a Conflict Minerals Policy. We also integrated a responsible sourcing of minerals requirement into our Conflict Minerals Policy. This policy can be found on our company website.

We established a Conflict Minerals Task Force led by a member of Senior Management who is responsible for implementing our conflict minerals compliance strategy, which includes communication with and engagement of our suppliers, record keeping and escalation procedures. As part of the record keeping function, CPI Aero created and maintains a database of the information collected through our supplier surveys.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on supplier’s responses to our supply chain survey to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We stay up-to-date on industry-wide initiatives to learn and adopt conflict minerals best practices based on other companies’ experience and industry organizations’ guidance and suggestions.

Design and Implement a Strategy to Respond to Risks

The status and results of our due diligence efforts are reported to the Conflict Minerals Task Force. To the extent any of our suppliers are discovered, through the course of our due diligence efforts, to source from non-conflict free smelters, we will work with them to move towards using conflict free smelters within a reasonable time frame. The time frame will depend on the criticality of the specific part and the availability of alternative suppliers.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

CPI Aero does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with 3TG. However, we do rely upon industry efforts to influence smelters and refineries to participate in the Responsible Business Alliance – Responsible Minerals Initiative. Additionally, CPI Aero is a member of the Aerospace Industries Association (the “AIA”), which is a trade association representing major aerospace and defense manufacturers and suppliers in the United States. The AIA created a Conflict Minerals Working Group that is tasked with providing education and best practices tools to help support conflict minerals control and responsible sourcing.

Report on Due Diligence Process

The Form SD to which this Report is an exhibit and this Report are publicly available at www.cpiaero.com under the Investor Relations tab.

2023 Results

CPI Aero conducted a good faith RCOI and due diligence respecting conflict minerals contained in our products. We engaged with the relevant fifty-seven (57) suppliers using the template developed by the Responsible Business Alliance (“RBA”), known as the Conflict Minerals Reporting Template (“CMRT”) to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The CMRT is designed to determine the facilities used to process 3TG, the country of origin of the 3TG and the mines or locations of origin of the 3TG in our supply chain. We sent each such supplier a supply chain survey which included instructions to complete the CMRT. We received responses from fifteen (15) of these suppliers. Forty-two (42) suppliers did not respond to our supply chain survey. Of the suppliers that replied, all fifteen (15) such suppliers indicated that the products they supplied to us do not contain any 3TG.

For the 2023 reporting period, we have determined that our supply chain is DRC conflict free.

Expected Future Actions

We intend to take steps to improve the due diligence we conduct and to continue to reduce the risk that the 3TG contained in our products may support conflict in the Covered Countries. These steps include:

1.	Determine what adjustments, if any, are necessary to our RCOI and Due Diligence procedures to meet new regulations.

2.	Include a conflict minerals provision in supply contracts and/or purchase orders that require suppliers to provide us with necessary RCOI information, and to require such reporting of their suppliers.

3.	Direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

4.	In the event that any of our suppliers are found to be providing us with components containing 3TG from sources that support conflict in the Covered Countries, work with the supplier to establish alternative sources of 3TG, to the extent possible.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “could,” “continue,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “should,” “target,” “will,” “would,” and other similar words or phrases, or the negative thereof, unless the context requires otherwise. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. Actual outcomes and results may differ materially from forward-looking statements. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. These risks and uncertainties may be beyond our control, and may include (but are not limited to) the following: regulatory changes and judicial developments relating to the conflict minerals rule; changes in or developments related to our products or our supply chain; and industry developments relating to supply chain diligence, disclosure, and other practices. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise, except as required by law.

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